Exhibit 99.120

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD ANNOUNCES CONTINUED PROGRESS DURING
SECOND QUARTER 2010

TORONTO, ONTARIO—(Marketwire — August 10, 2010) - Lake Shore Gold Corp. (TSX:LSG) (“Lake Shore Gold” or “the Company”) today reported financial and operating results for the second quarter and first half of 2010. Key highlights are provided below.

•                  Timmins Mine Development — Shaft commissioned in early May. Pre-production progressed throughout the second quarter mainly involving access development on the 630 Level towards the Ultramafic 1 and 1a zones as well as ramping to the 610 Level. Production from initial test stopes between the 630 Level and 650 Level commenced near end of July. Commercial production targeted to occur in fourth quarter 2010.

•                  Thunder Creek Advanced Exploration — 200 Level access ramp from Timmins Mine reached Thunder Creek Deposit near end of June, intersected high-grade mineralization. Advancement of 650 Level access ramp from Timmins Mine resumed mid-July. 650 Level ramp expected to reach Thunder Creek Deposit in October.

•                  Processing at Bell Creek Mill — 40,056 tonnes processed during second quarter at average grade of 3.45 gpt with material primarily from lower-grade upper level stopes at Timmins Mine. Year-to-date, Mill processed 74,789 tonnes at average grade of 2.78 gpt. 6,405 ounces at average recovery rate of 95.9% achieved during the first half of year (4,250 ounces at average recovery of 95.6% during second quarter).

•                  Bell Creek Mill Expansion — Phase One expansion of Bell Creek Mill to 2,000 tonnes per day capacity advanced during second quarter, commissioning expected in October.

•                  Bell Creek Advanced Exploration — Bell Creek shaft and workings de-watered, surface ramp connected to 240 Level shaft ramp in June providing continuous connection from surface to       300 metre level. First stage of vent raise system completed in late July.

•                  Exploration Success — Encouraging drill results reported during second quarter from surface drilling at Gold River Trend and underground drilling at Thunder Creek and Timmins Mine.

•                  At Thunder Creek, first five holes (2,081 m) from underground drilling off 200 Level access ramp reported, with high-grade intercepts such as: 12.60 gpt over 9.10 m, including 19.27 gpt over 5.00 m, 15.07 gpt over 10.40 m, including 65.89 gpt over 3.60 m, and 8.59 gpt over 8.90 m, including 15.03 gpt over 4.65 m. Mineralization shows similar characteristics to previously reported TC07-36 (24.61 gpt over 7.00 m), including visible gold.

•                  Results of 26 holes (9,205 m) reported from Gold River Trend, including multiple high-grade intercepts within 75 m of surface at Gold River East Fold Nose Zone, extension of Gold River East North Porphyry Zone at depth to 650 m below surface, and high-grade intercepts in the Gold River West area confirming continuity of the Footwall Zone.

•                  At Timmins Mine, results for 44 holes (7,627 m) released and included intersecting high-grade mineralization within untested gap between 740 and 785 metre levels, identifying new mineralization in Footwall Zone near 650 Level outside current resource, and confirming and expanding high-grade core in Ultramafic Zone near 650 Level.

•                  Subsequent to quarter end, results released for eight holes (2,814 m) from winter drill program at Casa Berardi optioned property and included extension of G Zone in Casa Berardi East Block by 120 m down dip of previous drilling. Results to date indicate G Zone has minimum strike length of 600 m and depth potential of 300 m from surface.

Project spending in the first half of 2010, excluding exploration expenditures of $11.0 million, totalled $60.8 million ($54.4 million net of $6.4 million of gold sale proceeds from first half of 2010 production). The Company expects its development expenditures in 2010 to be in line with the previously announced forecast of $115.0 million of project spending (before net proceeds from anticipated gold sales), with an additional $31.0 million estimated for exploration spending.

At June 30, 2010, Lake Shore Gold had cash and cash equivalents of $69.9 million.

Anthony (Tony) Makuch, President and CEO of Lake Shore Gold, commented: “We are pleased with how production is beginning to ramp up at Timmins Mine and with the initial ore we are encountering from test stoping in the Ultramafic Zone between the 630 Level and 650 Level. We continue to target 65,000 ounces in 2010 and remain on track to exit the year processing 10,000 ounces of gold per month from our Bell Creek Mill. We are also pleased with work at Thunder Creek, where underground drilling off the 200 Level access ramp and off the 650 Level is continuing, and at the Bell Creek Complex, where we expect to establish an initial National Instrument (“NI”) 43-101 resource during the fourth quarter. We also continue to generate very encouraging exploration results from our Timmins projects, including our newest project, the Gold River Trend, and from Casa Berardi.”

OUTLOOK

The year 2010 is expected to be an important year for Lake Shore Gold as it progresses towards commercial gold production. During the year, the Company continues to target 65,000 ounces from its Timmins projects. A portion of the ore mined during 2010 may be toll milled reflecting the timing for commissioning of the Phase One expansion of the Bell Creek Mill. The Company continues to anticipate ending 2010 at a monthly production rate at the Bell Creek Mill of 10,000 ounces from all sources.

At Timmins Mine, production continues to ramp up during the third quarter of 2010, with the commissioning of the Timmins Mine shaft having been completed in early May and initial stoping of test blocks between the 630 Level and 650 Level underway in late July. Preproduction will continue through the second half of the year, including ramp and sub-level development from the 525 Level to the 710 Level with ore development on sills. Commercial production is targeted to occur during the fourth quarter of the year.

The Company is working toward preparing initial NI 43-101 compliant resource estimates for both Bell Creek Complex (expected by the end of 2010) and Thunder Creek (targeted for the first half of 2011), with plans for increased underground waste development, diamond drilling and infrastructure planning in support of the preparation of these resources. The additional development and infrastructure work will position the Company to maximize and sustain annual gold production at both Bell Creek and Thunder Creek. The Company is conducting an engineering study for access development of the Bell Creek Complex, including the potential for a new shaft at the Bell Creek Mine.

After reaching the Thunder Creek deposit off of the 200 Level access ramp from Timmins Mine in late June, work off the ramp during the third quarter to date has focused on diamond drilling, drifting in support of diamond drilling and establishing required infrastructure. Once additional drill results are received, development along mineralization is scheduled to commence in August which will allow the Company to begin initial processing of Thunder Creek mineralization at the Bell Creek Mill later in the year.

Development of the 650 Level drift to Thunder Creek resumed in mid-July after the completion of the shaft change-over and the advancement of development work in support of initial test stoping at the Mine. Reflecting a prioritizing of development work along the 630 Level at Timmins Mine, the 650 Level access ramp is now expected to access a high-grade core of mineralization, near Hole TC09-68b (12.75 gpt. over 83.40 m) in October.

At Bell Creek, refurbishing of the mine workings is expected to be completed and the ramp driven to the 400 metre level by year end, with sill development from below the 300 metre level on the “North A” vein scheduled to commence in the third quarter. Extensive surface and underground drilling is ongoing at Bell Creek in support of the Company’s target to establish an initial NI 43-101 compliant resource estimate during the fourth quarter of 2010.

Operations Review — Second Quarter and First Half 2010

Project and Exploration Spending ($’000)	Six months ended June 30, 2010*

Resource property and deferred exploration
Timmins Mine	$31,034
Bell Creek Mill	8,260
Bell Creek Complex	14,823
Thunder Creek (including advanced exploration)	3,632
Thorne	1,317
Casa Berardi	621
Other projects	1,263
$60,950
Property, plant and equipment
Timmins Mine	6,762
Bell Creek Mill	1,012
Bell Creek Mine	3,075
$10,849

Project and Exploration Spending	$71,799

First half of 2010 gold sales related to 2010 production	(6,407)

Net Project and Exploration Spending	$65,392

*     Net Project and Exploration Spending reported excludes non cash values allocated to resource properties on acquisition of various properties in the first six months of 2010 ($4.0 million), noncash charges of $3.1 million for resource property and deferred exploration and net $4.5 million for property, plant and equipment and changes in working capital.

Timmins Mine Project

The Company is carrying out an advanced exploration program at its 100% owned Timmins Mine, which involves driving a ramp from surface and sinking a 710 metre shaft in order to expose and ultimately develop on mineralization in the Footwall, Ultramafic, Vein and Main Zones of the property, as well as to support an underground diamond drilling program to both confirm and expand the currently identified probable reserve and to identify new resources. During the first half of 2010, the Company’s advanced exploration expenditures at the Timmins Mine project (including shaft and ramp expenditures) totalled $35.2 million, of which $6.8 million was for property, plant and equipment. Of the $35.2 million of expenditures, $17.4 million (including $3.6 million for property, plant and equipment) was spent in the second quarter.

The Company completed sinking the shaft to the 710 metre level during the first quarter. Installation of the skips, loading pocket steel, hoist upgrades and surface dump infrastructure were completed by early May, at which time the shaft was commissioned and the skipping of waste commenced. Pre-production progressed throughout the second quarter, mainly involving access development on the 630 Level towards the Ultramafic 1 and 1a zones as well as ramping to the 610 Level. As of the end of the second quarter, the 630 Level access development was largely completed including the silling of the initial stope test blocks between the 630 and 650 levels. As of August 9, 2010, pre-production from the UM1a stope on 630 Level was well underway and a second longhole drill was being commissioned on the 630 Level. Commercial production is targeted for the fourth quarter of 2010.

As of June 30, 2010, the ramp from surface had advanced to below the 260 metre level, and a total of 66,695 tonnes (5,992 ounces) were mined from stopes between the 140 and 230 metre levels so far during 2010.

Bell Creek Mill

During the first half of 2010, spending at the Bell Creek Mill totalled $9.3 million, including property, plant and equipment of $1.0 million and capitalized processing costs. Of this amount, $6.2 million was spent during the second quarter (including property, plant and equipment of $1.0 million) and mainly related to mill expansion and polishing pond expenditures as well as capitalized operating expenditures.

The mill processed a total of 74,789 tonnes at an average grade of 2.78 gpt during the first half of 2010 (40,056 tonnes at an average grade of 3.45 gpt in the second quarter), primarily from the lower grade upper level stopes at the Timmins Mine. A total of 6,405 ounces at a recovery rate of 95.9% was achieved during the first half of 2010 (4,250 ounces at a recovery rate of 95.6% for the second quarter). Production from the Timmins Mine to the Bell Creek Mill will increase significantly during the third quarter with initial stoping from the test blocks between the 630 and 650 levels.

The Phase One Bell Creek Mill expansion was well underway during the second quarter. This expansion will increase the Mill’s capacity to 2,000 tonnes per day. An additional ball mill and leach tank are the major pieces of equipment required for this expansion. A 14.5’X12.5’ ball mill was purchased and arrived on site in mid-July. It will be refurbished before being installed. Commissioning of the Phase One Expansion is expected during October 2010.

Thunder Creek

In November 2009, the Company commenced an advanced exploration program on the Thunder Creek property. The program involves drifting across to high-grade mineralization at Thunder Creek from the 200 Level and 650 Level at the Timmins Mine to facilitate development on high-grade mineralization and to support an underground drilling program. For the first half of 2010, the Company spent $2.6 million on advanced exploration at Thunder Creek ($1.0 million during the second quarter).

At the end of June 2010, the 200 Level access ramp reached Thunder Creek and intersected high-grade mineralization that shows similar characteristics to previously reported TC07-36 (24.61 gpt over 7.00 m), including visible gold. The zone intersected carries a minimum 150 m strike length, remains open to the northeast and southwest and demonstrates potential for high-grade extensions up plunge towards surface. The work along the 200 Level access ramp is now focused on diamond drilling, drifting in support of diamond drilling and establishing required infrastructure.

As of August 9, 2010, the drift from the 650 Level at Timmins Mine had advanced approximately 450 metres (approximately 51% complete) towards Thunder Creek. Development of the 650 Level drift was temporarily suspended to allow for work on the Timmins Mine shaft and resumed in mid-July after the completion of the shaft change-over and the advancement of development work in support of initial test stoping at the Mine. The 650 Level drift is expected to access a high-grade core of mineralization, near Hole TC09-68b (12.75 gpt over 83.40 m), in October.

Bell Creek Complex

The Company’s spending at the Bell Creek Mine and contiguous Vogel, Schumacher and Marlhill properties during the first half of 2010 totalled $17.9 million, of which $13.6 million related to the Bell Creek Complex advanced exploration program (including $3.1 million for property, plant and equipment). Spending during the second quarter of 2010 totalled $9.3 million, of which $6.3 million related to the Bell Creek Complex advanced exploration program (including $1.4 million for property, plant and equipment).

In May 2009, the Company commenced an advanced exploration program at its 100% owned Bell Creek Complex mainly focused on de-watering and rehabilitating the existing Bell Creek shaft and workings and collaring a surface ramp at Bell Creek to connect to the underground mine workings and to be driven through the contiguous Schumacher and Vogel properties in order to access known mineralization at Vogel.

As of August 9, 2010, the Bell Creek shaft and workings from previous mining had been dewatered to a depth of 255 metres with the remaining 37 metres to shaft bottom being used as a sump. Slashing of the original shaft ramp from the 240 to the 300 Level was completed in July. The main ramp from surface at Bell Creek has reached a vertical depth of 240 metres and, in June, was connected to the 240 shaft ramp, providing a continuous connection from surface to the 300 metre level. The primary ventilation system design required for mining below the 300 Level was completed during the first quarter of 2010 and raiseboring in support of this program began on June 1, 2010 with the first phase completed by late July.

Exploration Expenditures

Exploration expenditures for the first half of 2010 totalled $11.0 million and included $2.6 million at the Timmins Mine project, $4.3 million at Bell Creek Complex, $1.0 million at Thunder Creek, $1.3 million at the Thorne property, $0.6 million at Casa Berardi, $0.5 million on the Mexican properties and the remainder at other projects. As of August 9, 2010, the Company had 19 drills active on its properties, including 2 underground drills at Timmins Mine, 2 underground and 2 surface drills at Thunder Creek, 4 surface drills at the Thorne property, and 7 surface and 2 underground drills at the Bell Creek Complex.

Exploration results released during the second quarter of 2010 are reviewed below.

On June 29, 2010, the Company reported high-grade intersections from the initial five holes (2,081 m) of underground drilling to test the Thunder Creek Rusk Zone. Underground drilling was completed from two cut-outs off the 200 Level access ramp located 150 and 400 m north of the Thunder Creek deposit. The drilling targeted the area of the projected intersection of the new ramp with the Rusk Horizon. Among significant results are: 12.60 gpt over 9.10 m, including 19.27 gpt over 5.60 m, in TC200-002A; 15.07 gpt over 10.40 m, including 65.89 gpt over 3.60 m, in TC200-004; and 8.59 gpt over 8.90 m, including 15.03 gpt over 4.65 m, in TC200-005A. TC200-002A tested the Rusk Zone 15 m below and to the east of previously announced surface Hole TC07-36 (24.61 gpt over 7.00 m). TC200-004 tested the Zone 30 m above and to the east of TC07-36, while TC200-005A tested the Zone 15 m to the east of TC07-36.

On June 23, 2010 the Company announced results from 17 holes (5,885 m) of the 2010 drill program at Thorne Property along the Gold River Trend. Significant results announced included 13 holes from Gold River East which were designed to test areas surrounding the Fold Nose, North Porphyry and 4800 zones. Holes drilled in the Fold Nose Zone were focused near the east and west limits of past drilling to evaluate possibilities for increasing the current resource for this area of 1.2 million tonnes grading 3.00 gpt (121,000 ounces). TH-10-21 was collared on the east side of the current resource block and intersected 18.18 gpt over 11.00 m, including 33.54 gpt over 5.00 m, 2.68 gpt over 21.20 m, 5.32 gpt over 8.00 m and 2.83 gpt over 12.05 m. These intersections are within 75 metres of surface and vary from between 25 to 35 m above previously reported TH-96-36. TH-10-19 undercut TH-96-36 by 35 m and intersected 6.45 gpt over 1.10 m, 7.81 gpt over 3.20 m, including 16.72 gpt over 1.20 m, with visible gold, and 4.19 gpt over 3.20 m.

On May 4, 2010, results were announced from the first nine holes (3,320 m) of the 2010 drill program at the Thorne Property. The results included the extension of the North Porphyry Zone in the Gold River East area by 120 m to depth (to 520 m) and of the 4800 Zone by 125 m downplunge, as well as reporting multiple high-grade intercepts in the Gold River West area. The results highlighted the potential for significant resources at shallow depths with the possibility for open and/or underground bulk mining, as well as for deeper higher-grade resources with significant depth potential.

On April 26, 2010, the Company released results from 44 holes totalling 7,627 m of underground drilling at Timmins Mine, representing the final 13 holes (3,627 m) of the 2009 program and 31 holes (3,945 m) from the ongoing 2010 program. Results indicate that the programs were successful in identifying new high-grade mineralization within a previously untested gap below the current resource in the Ultramafic Zone between the 740 and 785 levels, identifying new mineralization in the Footwall Zone near the 650 Level outside the current resource model, and confirming and expanding the size of the high-grade core of mineralization in the Ultramafic Zone near the 650 Level.

Subsequent to quarter end, results were released for eight holes (2,814 m) from the winter drill program at the Casa Berardi optioned property on July 23, 2010. The results included intercepts of 11.54 gpt over 3.89 m in CE-10-30 and 4.75 gpt over 1.00 m and 3.10 gpt over 1.00 m in CE-10-32, which were drilled into a 200 m wide gap in drilling near the west-central portion of the G Zone. These holes are approximately 220 m below surface and 270 m west of previously reported high-grade values near the east portion of the G Zone which included 8.58 gpt over 10.40 m in CW-08-03 (see press release dated October 23, 2008) and extend the G Zone mineralization in this area by 120 m down dip with mineralization remaining open at depth.

More information about Lake Shore Gold’s second quarter 2010 results and financial condition and liquidity is available in the Company’s consolidated financial statements and management’s discussion and analysis, which have been filed on sedar at www.sedar.com posted to the Company’s website at www.lsgold.com.

Lake Shore Gold will also host a conference call and webcast on Wednesday, August 11, 2010 at 10:00 am EST to discuss the Company’s performance and operating, development and exploration activities during the second quarter and first half of 2010. Those wishing to access the call can do so using the telephone numbers listed below. The call will also be webcast and available on the Company’s website.

Participant call-in: 416-340-8061 or 866-223-7781
Replay number: 416-695-5800 or 800-408-3053
Replay ID: 4118773
Available until: 11:59pm, August 25, 2010

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with a goal to become a North American mid-tier gold producer through the successful exploration, development and operation of three wholly owned mines in Timmins, Ontario: Timmins Mine, Thunder Creek and Bell Creek Complex. The Company is currently carrying out an underground advanced exploration program at the Timmins Mine project, where it has both a shaft and a ramp, and has accessed mineralization at the adjacent Thunder Creek property through an underground drift from the Timmins Mine ramp. Progress is also being made with an underground advanced exploration program at its Bell Creek Complex, located on the east side of Timmins. The Bell Creek Mill has been refurbished and is being expanded incrementally to a total capacity of 3,000 tonnes per day by late 2011. The Company continues to invest aggressively in exploration primarily in Timmins and in select other areas of Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

All statements, other than statements of historical fact, contained or incorporated by reference in this Press Release including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this Press Release or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this Press Release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada.

Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise. These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins Gold Complex continue on a basis consistent with the Company’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Company’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; certain price assumptions for gold and silver hold true; prices for fuel, electricity and other key supplies remains consistent with current levels; production and cost of sales forecasts meet expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Company’s current expectations. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. As well as those factors discussed in the section entitled “Risk Factors” in the Company’s MD&A and the Company’s most recently filed AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Except where NI 43-101 reserves have been established, there can be no guarantee that drill results reported in this news release will lead to the identification of deposits that can be mined economically.

FOR FURTHER INFORMATION PLEASE CONTACT:
Lake Shore Gold Corp.
Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
(416) 703-6298
Email: info@lsgold.com
Website: www.lsgold.com